EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted. As described in Note 16, Discontinued Operations, in the notes to our condensed consolidated financial statements (unaudited) included in this report, the drybulk carriers that we owned and chartered to our customers (the “Drybulk Business”) are presented as discontinued operations.

Three months ended June 30, 2008 compared to three months ended June 30, 2007

During the three months ended June 30, 2008, we had an average of 37.5 containerships in our fleet. During the three months ended June 30, 2007, we had an average of 30.9 containerships in our fleet. We sold the Maersk Constantia, a thirty year old 3,101 TEU containership on May 20, 2008.

Operating Revenue

Operating revenue increased 17.7%, or $11.1 million, to $73.9 million in the three months ended June 30, 2008, from $62.8 million in the three months ended June 30, 2007. The increase was primarily a result of the addition to our fleet of eleven vessels, a 4,300 TEU containership on October 9, 2007, two 4,253 TEU vessels on September 10, 2007 and November 27, 2007, respectively, and eight 2,200 TEU secondhand vessels on July 23, 2007, August 20, 2007, September 5, 2007, October 2, 2007, October 15, 2007, February 11, 2008, March 18, 2008 and March 20, 2008, respectively, which collectively contributed revenues of $18.8 million during the three months ended June 30, 2008. Our sale of two 5,506 TEU containerships in 2007 and one 5,506 TEU containership and two 3,101 TEU containerships in 2008, reduced operating revenues by an aggregate of $7.3 million during the three months ended June 30, 2008 compared to the contribution of these vessels during the three months ended June 30, 2007. Further, our vessels contributed $0.4 million less revenues during the 2008 period compared to the 2007 period due to more scheduled off-hire days in the three months ended June 30, 2008, partially offset by higher charter rates achieved due to the re-chartering of certain vessels that contributed higher revenues during the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Voyage Expenses

Voyage expenses were $2.6 million in the three months ended June 30, 2008, representing an increase of $1.0 million or 62.5%, from $1.6 million in the three months ended June 30, 2007. The increase was mainly a result of increased bunker costs of $0.7 million, attributed to the repositioning of two of our vessels, in the three months ended June 30, 2008 compared to the three months ended June 30, 2007. Our vessels are not otherwise subject to fuel costs, which are picked up by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 43.0%, or $6.8 million, to $22.6 million in the three months ended June 30, 2008, from $15.8 million in the three months ended June 30, 2007. The increase was due to the increase in the average number of our vessels in our fleet and a general increase in costs experienced by the overall industry during the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 28.6%, or $0.4 million, to $1.8 million in the three months ended June 30, 2008, from $1.4 million in the three months ended June 30, 2007. The increase reflects higher drydocking costs incurred, which were subject to amortization during the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Depreciation

Depreciation expense increased 26.5%, or $2.6 million, to $12.4 million in the three months ended June 30, 2008, from $9.8 million in the three months ended June 30, 2007. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Gain/(loss) on sale of vessels

The gain on sale of vessels for the three months ended June 30, 2008, reflects the sale of the Maersk Constantia for $15.8 million resulting in a net gain of $9.3 million.

General and Administrative Expenses

General and administrative expenses increased 15.4%, or $0.4 million, to $3.0 million in the three months ended June 30, 2008, from $2.6 million in the three months ended June 30, 2007. The increase was a result of increased fees of $0.4 million paid to our Manager in the three months ended June 30, 2008 compared to the three months ended June 30, 2007, based on an increase in the average number of our vessels in our fleet.

Interest Expense and Interest Income

Interest expense increased by $3.5 million, or 83.3%, to $7.7 million in the three months ended June 30, 2008, from $4.2 million in the three months ended June 30, 2007. The change in interest expense was due to the increase in our average indebtedness by $882.0 million, to $1,569.5 million in the three months ended June 30, 2008 from $687.5 million in the three months ended June 30, 2007, partially offset by the financing of our extensive new-building program, which resulted in interest capitalization of $11.5 million for the three months ended June 30, 2008 as opposed to $4.3 million of capitalized interest for the three months ended June 30, 2007. Interest income decreased by $0.4 million, to $0.9 million in the three months ended June 30, 2008, from $1.3 million in the three months ended June 30, 2007. The decrease in interest income was attributable to lower interest rates, partially offset by higher average bank deposits, during the three months ended June 30, 2008 as opposed to the three months ended June 30, 2007.

Other Income/(Expense), Net

Other income/(expense), net, was $0.2 million for the three months ended June 30, 2008, compared to $(0.1) million in the three months ended June 30, 2007, a $0.3 million change. This difference was mainly due to a loss related to foreign currency revaluation reported in the three months ended June 30, 2007, which did not occur during the three months ended June 30, 2008.

Other Finance Costs, Net

Other finance costs, net, increased by $0.6 million, to $0.9 million in the three months ended June 30, 2008, from $0.3 million in the three months ended June 30, 2007. The increase was primarily the result of higher facility fees related to our loan facilities in the three months ended June 30, 2008 compared to the three months ended June 30, 2007.

Discontinued Operations

Although we did not conduct any discontinued operations during the three months ended June 30, 2008, we recorded an expense of $1.5 million following the adverse outcome of a lawsuit regarding the operation of one of our drybulk vessels sold in May 2007. During the three months ended June 30, 2007, there was net income from discontinued operations of $15.7 million. As discussed in Note 16, Discontinued Operations, in our condensed consolidated financial statements (unaudited) included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Six months ended June 30, 2008 compared to six months ended June 30, 2007

During the six months ended June 30, 2008, we had an average of 36.9 containerships in our fleet. During the six months ended June 30, 2007, we had an average of 30.9 containerships in our fleet. We took delivery of three 2,200 TEU containerships on February 11, 2008, March 18, 2008 and March 20, 2008, respectively. We also sold one 5,506 TEU containership in our fleet on January 15, 2008 and two 3,101 TEU containerships on January 25, 2008 and May 20, 2008, respectively.

Operating Revenue

Operating revenue increased 15.1%, or $18.9 million, to $143.8 million in the six months ended June 30, 2008, from

$124.9 million in the six months ended June 30, 2007. The increase was primarily a result of the addition to our fleet of eleven vessels, a 4,300 TEU containership on October 9, 2007, two 4,253 TEU vessels on September 10, 2007 and November 27, 2007, respectively, and eight 2,200 TEU secondhand vessels on July 23, 2007, August 20, 2007, September 5, 2007, October 2, 2007, October 15, 2007, February 11, 2008, March 18, 2008 and March 20, 2008, respectively, which collectively contributed revenues of $34.4 million during the six months ended June 30, 2008. Moreover, a 4,300 TEU vessel, which was added to our fleet on March 12, 2007, contributed incremental operating revenues of $1.9 million during the six months ended June 30, 2008 compared to the operating revenues contributed in the six months ended June 30, 2007. Our sale of three 5,506 TEU containerships in 2007, one 5,506 TEU containership and two 3,101 TEU containership in 2008, reduced operating revenues by an aggregate of $16.5 million during the six months ended June 30, 2008 compared to the contribution of these vessels during the six months ended June 30, 2007. Further, our vessels contributed $0.9 million less revenues during the 2008 period compared to the 2007 period due to more scheduled off-hire days in the six months ended June 30, 2008, partially offset by higher charter rates achieved due to the re-chartering of certain vessels that contributed higher revenues during the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Voyage Expenses

Voyage expenses were $4.2 million in the six months ended June 30, 2008, representing an increase of $0.8 million or 23.5%, from $3.4 million in the six months ended June 30, 2007. The increase was mainly a result of increased bunker costs of $0.7 million, attributed to the repositioning of two of our vessels, in the six months ended June 30, 2008 compared to the six months ended June 30, 2007. Our vessels are not otherwise subject to fuel costs, which are picked up by our charterers.

Vessel Operating Expenses

Vessel operating expenses increased 36.3%, or $11.3 million, to $42.4 million in the six months ended June 30, 2008, from $31.1 million in the six months ended June 30, 2007. The increase was due to the increase in the average number of our vessels in our fleet and a general increase in costs experienced by the overall industry during the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased 21.4%, or $0.6 million, to $3.4 million in the six months ended June 30, 2008, from $2.8 million in the six months ended June 30, 2007. The increase reflects higher drydocking costs incurred, which were subject to amortization during the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Depreciation

Depreciation expense increased 23.6%, or $4.6 million, to $24.1 million in the six months ended June 30, 2008, from $19.5 million in the six months ended June 30, 2007. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Gain / (loss) on sale of vessels

The gain on sale of vessels for the six months ended June 30, 2008, reflects the sale of the APL Belgium, the Winterberg and the Maersk Constantia for $44.5 million, $11.2 million and $15.8 million, respectively, resulting in an aggregate net gain of $14.9 million.

General and Administrative Expenses

General and administrative expenses increased 20.8%, or $1.0 million, to $5.8 million in the six months ended June 30, 2008, from $4.8 million in the six months ended June 30, 2007. The increase was mainly a result of increased fees of $0.7 million paid to our Manager in the six months ended June 30, 2008 compared to the six months ended June 30, 2007, based on an increase in the average number of our vessels in our fleet. In addition, various administrative expenses were higher by $0.3 million in the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Interest Expense and Interest Income

Interest expense increased by $5.4 million, or 55.7%, to $15.1 million in the six months ended June 30, 2008, from $9.7 million in the six months ended June 30, 2007. The change in interest expense was due to the increase in our average indebtedness by $809.2 million to $1,475.2 million in the six months ended June 30, 2008 from $666.0 million in the six months ended June 30, 2007, partially offset by the financing of our extensive new-building program, which resulted in interest capitalization of $22.8 million for the six months ended June 30, 2008 as opposed to $7.0 million of capitalized interest for the six months ended June 30, 2007. Interest income decreased by $0.7 million, to $1.9 million in the six months ended June 30, 2008, from $2.6 million in the six months ended June 30, 2007. The decrease in interest income was mainly attributable to lower interest rates, partially offset by higher average bank deposits, during the six months ended June 30, 2008 as opposed to the six months ended June 30, 2007.

Other Income/(Expense), Net

Other income/(expense), net, was $(0.1) million for the six months ended June 30, 2008 compared to $(3.0) million in the six months ended June 30, 2007, a $2.9 million decrease in the expense. This decrease in the expense in the six months ended June 30, 2008 was mainly due to a loss relating to foreign currency revaluations for the six months ended June 30, 2007, which did not occur during the six months ended June 30, 2008.

Other Finance Costs, Net

Other finance costs, net, increased by $0.4 million, to $1.3 million in the six months ended June 30, 2008, from $0.9 million in the six months ended June 30, 2007. The increase was primarily the result of higher facility fees related to our loan facilities in the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

Discontinued Operations

Although we did not conduct any discontinued operations during the six months ended June 30, 2008, we recorded an expense in the second quarter of 2008 of $1.5 million following the adverse outcome of a lawsuit regarding the operation of one of our drybulk vessels sold in May 2007. During the six months ended June 30, 2007, there was net income from discontinued operations of $92.2 million. As discussed in Note 16, Discontinued Operations, in our condensed consolidated financial statements (unaudited) included elsewhere in this report, we have determined that our Drybulk Business should be reflected as discontinued operations.

Liquidity and Capital Resources

Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows, long-term bank borrowings and, more recently, proceeds from our initial public offering in October 2006.  Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards and environmental laws and regulations and to fund working capital requirements.

Our primary short-term liquidity needs are to fund our vessel operating expenses and dividend payments to our shareholders. Our medium-term liquidity needs primarily relate to the purchase of the 34 additional containerships for which we have contracted and for which we had scheduled future payments through the delivery of the final contracted vessel during 2011 aggregating $2.5 billion as of June 30, 2008. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from our credit facilities, cash from operations and debt and, possibly, equity financings. We believe that currently secured sources of funds will be sufficient to meet our liquidity needs through the third quarter of 2009, since our contracted revenue together with our senior revolving credit facilities with The Royal Bank of Scotland and Aegean Baltic Bank and HSH Nordbank, along with our new credit facilities with Emporiki Bank, Credit Suisse, Deutsche Bank and Fortis Bank-Lloyds TSB-National Bank of Greece, will be sufficient to meet our currently projected liquidity needs for that period.

In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. We used the proceeds from this sale to fund contracted vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreements, the remaining 90% of the sale price was paid to us upon delivery of each vessel to the purchaser upon expiration of the vessel’s then-existing charter. We delivered all six of these vessels to the purchaser upon expiration of their charters during 2007, after which we account for the drybulk carriers we had owned since 2002 as discontinued operations.

The following table summarizes the cash flows from our continuing operations and our discontinued operations for each of the six months ended June 30, 2008 and 2007:

	Combined Containership and Drybulk Carrier Fleet Six months ended June 30,		Discontinued Operations Six months ended June 30,		Continuing Operations Six months ended June 30,
	2008	2007	2008	2007	2008	2007
	(In thousands)
Net cash provided by operating activities	$71,371	$83,190	$—	$4,558	$71,371	$78,632
Net cash (used in)/provided by investing activities	(253,247)	13,684	—	142,301	(253,247)	(128,617)
Net cash provided by/(used in) financing activities*	220,044	(83,534)	—	(146,859)	220,044	63,325

*            Financing items in this line include deemed transactions or movements between vessel-owning subsidiaries and the parent company resulting from centralized treasury operations.

We believe that the sale of the drybulk carrier fleet and the subsequent loss of the net cash from operating activities attributed to it will be partially offset by cash flows from the six containerships we have added to our fleet since the disposal of the drybulk carrier fleet. Furthermore, the drybulk carrier fleet’s proportional contribution to our cash flows from operating activities had been decreasing mainly as a result of the growth of our containership fleet.

Net cash from investing activities attributed to the discontinued operations was zero during the six months ended June 30, 2008. Net cash from investing activities attributed to the discontinued operations was $142.3 million during the six months ended June 30, 2007, representing the sale proceeds from the sale of six drybulk carriers, the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the Achilleas. Net cash from financing activities attributed to the drybulk carrier fleet was zero during the six months ended June 30, 2008. Net cash used in financing activities attributed to the drybulk carrier fleet reflects the payments of long-term debt, offset by funds provided by borrowings under our credit facilities that were attributable to the drybulk carriers as well as cash distributions from our drybulk carrier-owning subsidiaries attributable to activities other than operating activities, during the six months ended June 30, 2007.

Under our multi-year charters as of June 30, 2008, we had contracted revenues of $155.4 million for the remainder of 2008, $334.0 million for 2009 and, thereafter, approximately $6.6 billion.

We currently intend to pay a quarterly dividend of $0.465 per share, or $1.86 per share per annum.  Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

We paid our first quarterly dividend as a public company of $0.44 per share on February 14, 2007, and subsequent dividends of $0.44 per share, $0.44 per share, $0.465 per share, $0.465 per share and $0.465 per share on May 18, 2007, August 17, 2007, November 16, 2007, February 14, 2008 and May 14, 2008, respectively, and we declared a dividend of $0.465 per share on July 25, 2008 payable on August 20, 2008 to all shareholders of record as of August 6, 2008.

As of August 5, 2008, we had approximately $787 million of availability under our credit facilities.

Cash Flows

The discussion of our cash flows below includes cash flows attributable to both our containership fleet and the discontinued operations of the drybulk carriers for all periods discussed, which is consistent with the presentation of our condensed consolidated statement of cash flows included elsewhere in this report.

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased 14.2%, or $11.8 million, to $71.4 million in the six months ended June 30, 2008 compared to $83.2 million in the six months ended June 30, 2007. The increase was primarily the result of an unfavorable change in working capital position of $10.2 million, as well as increased payments of $1.6 million attributed to drydockings in the six months ended June 30, 2008 as opposed to the same period in 2007.

Net Cash (Used in)/Provided by Investing Activities

Net cash flows used in investing activities decreased by $266.9 million, to $(253.2) million in the six months ended June 30, 2008 compared to $13.7 million in the six months ended June 30, 2007. The difference reflects the funds used to acquire secondhand vessels of $93.4 million in the six months ended June 30, 2008 as opposed to $55.7 million in the six months ended June 30, 2007, cash received of $16.9 million on March 7, 2008 in respect of certain lease arrangements (refer to Note 9, Lease Arrangements in our condensed unaudited consolidated financial statements included elsewhere in this report) that partially offset the cash used to acquire vessels, installment payments for newbuildings of $245.9 million in the six months ended June 30, 2008 as opposed to $161.9 million during the six months ended June 30, 2007 and proceeds from sale of vessels of $69.1 million in the six months ended June 30, 2008 as opposed to $231.3 million in the same period of 2007.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by financing activities increased $303.5 million, to $220.0 million in the six months ended June 30, 2008 compared to $(83.5) million in the six months ended June 30, 2007. The increase is primarily due to the proceeds from long-term debt of $315.5 million during the six months ended June 30, 2008 as opposed to $236.2 million in the six months ended June 30, 2007. In addition, repayment of indebtedness was reduced to $43.8 million in the six months ended June 30, 2008 as opposed to $231.6 million in the six months ended June 30, 2007 and restricted cash movement was $0.7 million in the six months ended June 30, 2008 as opposed to $(39.2) million in the six months ended June 30, 2007.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet. The following summarizes certain terms of our credit facilities:

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments
THE ROYAL BANK OF SCOTLAND(2)	$66.1 million	$598.6 million	LIBOR + margin	Due February 20, 2012	Concerns a loan facility of up to $700.0 million for the purpose of financing existing vessels or part of our newbuilding program.

HSH NORDBANK(3)	—	$43.0 million	LIBOR + margin	Due March 2014	23 quarterly installments of $1.0 million; Balloon: $20.0 million

KEXIM(4)	—	$86.0 million	Fixed	Due November 2016	32 quarterly installments of $2.6 million; plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-FORTIS(5)	—	$130.0 million	$121.0 million Fixed; and $9.0 million: LIBOR + margin	Due October 2018 and January 2019	21 semi-annual installments of $5.625 million; plus installments of $2.14 million and $0.7 million plus a balloon payment of $9.0 million payable in October 2018 and January 2019, respectively.

Lender(1)	Remaining Available Principal Amount(1)	Outstanding Principal Amount(1)	Interest Rate	Maturity	Remaining Repayment Installments

AEGEAN BALTIC BANK-HSH NORDBANK(6)	$25.0 million	$675.0 million	LIBOR + margin	Due November 14, 2011

Concerns a loan facility of up to $700.0 million in order to partially finance existing vessels and the construction of new vessels. This revolving credit facility shall be non-amortizing for the first five years and the repayment schedule as well as the balloon will be determined based upon the weighted average age of the vessels that will comprise the securities portfolio for this loan at the end of the fifth year (i.e., November 14, 2011).

EMPORIKI BANK OF GREECE S.A. (7)	$109.4 million	$47.4 million	LIBOR + margin	The earlier of the twelfth anniversary of the last drawdown and June 30, 2021

Concerns a loan facility of up to $156.8 million advanced to our vessel-owning subsidiaries in order to partially finance the construction of new vessels. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment.

DEUTSCHE BANK(8)	$136.6 million	$43.4 million	LIBOR + margin	10 years from the delivery of the last Vessel, however, no later than May 31, 2019

32 consecutive quarterly installments each in the amount of $2.5 million and a final balloon payment of $100.0 million being payable together with the last such installment. The first installment is to become due on December 31, 2010.

CREDIT SUISSE(9)	$221.6 million	—	LIBOR + margin	10 years from the last delivery to occur or December 31, 2019, whatever to occur earlier

28 consecutive quarterly installments amounting to $4.0 million each with the first installment due on the earlier of (i) 39 months after delivery of the last Vessel and (ii) March 31, 2013 and a final balloon installment of $109.6 million which is due together with the 28th installment.

As of June 30, 2008, the following vessels in our fleet were unencumbered: the Montreal Senator (ex Pacific Bridge), the MSC Eagle (ex Eagle Express), the Helderberg and the Sederberg.

(1)                        As of June 30, 2008.

(2)                        Our credit facility with RBS was, as of June 30, 2008, collateralized by mortgages and other security relating to the Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the APL Confidence (ex MOL Confidence), the YM Colombo (ex Norasia Integra), the YM Seattle, the YM Singapore (ex Norasia Atria) and the YM Vancouver and assigned refund guarantees related to pre-delivery installments for the HN H1022A, the HN S-456, the HN S-457, the HN S-458, the HN S-459, the HN S-460 and the HN S-461.

(3)                        Our credit facility with HSH Nordbank AG was, as of June 30, 2008, collateralized by mortgages and other security relating to the Maersk Deva (ex Vancouver Express) and the Maersk Derby.

(4)                        Our KEXIM credit facility was, as of June 30, 2008, collateralized by mortgages and other security relating to the CSCL Europe and the MSC Baltic (ex CSCL America).

(5)                        Our KEXIM-FORTIS credit facility was, as of June 30, 2008, collateralized by mortgages and other security relating to the CSCL Pusan and the CSCL Le Havre.

(6)                        Our credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG was, as of June 30, 2008, collateralized by mortgages and other security relating to the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the CMA CGM Passiflore, the MOL

Affinity (ex Hyundai Commodore), the Hyundai Duke, the CMA CGM Vanille, the Maersk Marathon, the Maersk Messologi, the Maersk Mytilini, the YM Yantian, the Al Rayyan (ex Norasia Hamburg), the YM Milano, the CMA CGM Lotus, the Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future and the Hyundai Sprinter and assigned refund guarantees related to pre-delivery installments for the HN Z00001, the HN Z00002, the HN Z00003 and the HN Z00004.

(7)                        Our Emporiki Bank of Greece credit facility was, as of June 30, 2008, collateralized by refund guarantees relating to vessels HN S4001 and HN S4002, which are currently under construction.

(8)                        Our Deutsche Bank credit facility was, as of June 30, 2008, collateralized by refund guarantees relating to the following vessels: Zim Rio Grande, HN 1671 and HN 1672. We took delivery of ZIM Rio Grande on July 4, 2008, while HN 1671 and HN 1672 are currently under construction.

(9)                        Our Credit Suisse credit facility was, as of June 30, 2008, collateralized by refund guarantees relating to vessels HN 1699, HN S4003 and HN N-214.

Our credit facilities contain financial covenants requiring us to:

•                  maintain a market value adjusted net worth of at least $400.0 million and stockholders’ equity of at least $250.0 million;

•                  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

•                  maintain adjusted stockholders’ equity in excess of 30.0% of our total market value adjusted assets;

•                  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

•                  ensure that our total liabilities (after deducting cash and cash equivalents), will be no more than 70.0% of the our total market value adjusted assets;

•                  maintain aggregate cash and cash equivalents of no less than the higher of (a) $30 million and (b) 3% of our total indebtedness until November 14, 2011 and 4% of our total indebtedness at all times thereafter; and

•                  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

As of June 30, 2008, we were in compliance with each of these financial ratio requirements and financial covenants.

New Fortis Bank Credit Facility

On July 29, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility of $253.2 million with Fortis Bank, Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore.

The credit facility will be repaid in 16 consecutive semi annual installments of $8.6 million, with the first such installment being payable on July 29, 2010 and a final balloon payment of $115.2 million on the final repayment date, on July 29, 2018.  The interest rate on the Fortis Bank credit facility will be LIBOR plus margin.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. See Note 11, Financial Instruments, to our condensed consolidated financial statements (unaudited) included in this report.

Capitalization

The table below sets forth our consolidated capitalization as of June 30, 2008:

•	on an actual basis; and

•

on an as adjusted basis to reflect additional borrowings of $306.9 million, which includes $253.2 million of our new Fortis credit facility in the period from July 1, 2008 to August 5, 2008 and dividend declared on July 25, 2008 of $0.465 per common share for the second quarter of 2008 payable on August 20, 2008.

There have been no material changes to our capitalization as adjusted in the table below since June 30, 2008.  This table should be read in conjunction with our condensed consolidated financial statements (unaudited) and the notes thereto included in this report.

	As of June 30, 2008
	Actual	As Adjusted
	(US Dollars in thousands)
Debt:
Current portion of secured long term debt	$32,219	$32,219
Long term secured debt, net of current portion	1,595,706	1,902,586
Total debt	1,627,925	1,934,805

Stockholders’ equity:
Common stock, par value $.01 per share; 200,000,000 shares authorized; 54,557,500 shares issued and outstanding	546	546
Additional paid-in capital	288,553	288,553
Accumulated other comprehensive loss	(62,173)	(62,173)
Retained earnings	403,712	378,343
Total stockholders’ equity	630,638	605,269
Total capitalization	$2,258,563	$2,540,074

Recent Developments

On July 25, 2008, the Board of Directors declared a dividend of $0.465 per common share for the second quarter of 2008 payable on August 20, 2008 to all shareholders of record as of August 6, 2008.

On July 4, 2008, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Rio Grande. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

Off-Balance Sheet Arrangements

We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007 (unaudited)	F-2

Condensed Consolidated Statements of Income for the Three and Six Months Ended June 30, 2008 and 2007 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008 and 2007 (unaudited)	F-4

Notes to the Condensed Consolidated Financial Statements (unaudited)	F-5

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

	Notes	As of June 30, 2008	As of December 31, 2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$101,663	$63,495
Restricted cash	3	45,462	46,179
Accounts receivable, net		2,277	4,321
Inventories		6,559	5,761
Prepaid expenses		1,297	886
Due from related parties		8,351	4,595
Other current assets		3,634	7,751
Total current assets		169,243	132,988

NON-CURRENT ASSETS
Fixed assets, net	4	$1,180,961	$1,182,505
Advances for vessels under construction	5	991,404	745,534
Deferred charges, net	6	14,246	10,431
Other non-current assets	7, 11b	165	333
Total non-current assets		2,186,776	1,938,803
Total assets		$2,356,019	$2,071,791

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$13,123	$11,571
Accrued liabilities		11,509	5,816
Long-term debt, current portion	10	32,219	25,619
Unearned revenue, current portion		7,165	6,705
Other current liabilities	8a	630	1,402
Total current liabilities		64,646	51,113

LONG-TERM LIABILITIES
Long-term debt, net of current portion	10	$1,595,706	$1,330,927
Unearned revenue, net of current portion		7,220	8,310
Other long-term liabilities	8b,11a,b	57,809	56,537
Total long-term liabilities		1,660,735	1,395,774
Total liabilities		$1,725,381	$1,446,887

STOCKHOLDERS’ EQUITY
Common stock (200,000,000 common shares, par value $0.01, authorized and 54,557,500 common shares, par value $0.01 issued and outstanding as of June 30, 2008 and December 31, 2007)		546	546
Additional paid-in capital	14	288,553	288,530
Accumulated other comprehensive loss	15, 11a,c	(62,173)	(54,886)
Retained earnings		403,712	390,714
Total stockholders’ equity		630,638	624,904
Total liabilities and stockholders’ equity		$2,356,019	$2,071,791

The accompanying notes are an integral part of these condensed financial statements.

 DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2008	2007	2008	2007

OPERATING REVENUES		$73,909	$62,839	$143,786	$124,867

OPERATING EXPENSES
Voyage expenses		(2,569)	(1,609)	(4,159)	(3,363)
Vessel operating expenses		(22,554)	(15,784)	(42,364)	(31,088)
Depreciation	4	(12,366)	(9,796)	(24,125)	(19,547)
Amortization of deferred drydocking and special survey costs	6	(1,757)	(1,418)	(3,367)	(2,838)
Bad debt expense		(135)	—	(181)	—
General and administration expenses		(3,020)	(2,616)	(5,833)	(4,810)
Gain/(loss) on sale of vessels	13	9,346	(29)	14,928	(235)
Income From Operations		40,854	31,587	78,685	62,986

OTHER INCOME (EXPENSE)
Interest income		854	1,295	1,940	2,559
Interest expense		(7,739)	(4,204)	(15,079)	(9,677)
Other finance costs, net		(851)	(336)	(1,276)	(897)
Other income (expense), net		211	(132)	(82)	(2,959)
Gain on fair value of derivatives		413	838	1,071	942
Total Other Income (Expenses), net		(7,112)	(2,539)	(13,426)	(10,032)

Net Income from continuing operations		$33,742	$29,048	$65,259	$52,954
Net Income/(loss) from discontinued operations		$(1,527)	$15,717	$(1,522)	$92,177
Net Income		$32,215	$44,765	$63,737	$145,131

EARNINGS PER SHARE
Basic and diluted net income per share (from continuing operations)		$0.62	$0.53	$1.20	$0.97
Basic and diluted net income per share (from discontinued operations)		$(0.03)	$0.29	$(0.03)	$1.69
Basic and diluted weighted average number of shares		54,558	54,558	54,558	54,558

EARNINGS PER SHARE
Basic and diluted net income per share		$0.59	$0.82	$1.17	$2.66
Basic and diluted weighted average number of shares		54,558	54,558	54,558	54,558

The accompanying notes are an integral part of these condensed financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Six months ended June 30,
	2008	2007
Cash Flows from Operating Activities
Net income	$63,737	$145,131

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	24,125	20,018
Amortization of deferred drydocking and special survey costs	3,367	2,941
Written off amount of drydocking and special survey	181	—
Written off amount of finance costs	—	284
Written off amount of self registration related expenses	128	—
Stock based compensation	23	—
Amortization of finance costs	67	83
Payments for drydocking/special survey	(6,256)	(4,626)
Gain on sale of vessels	(14,928)	(88,400)
Change in fair value of derivative instruments	(7,102)	(1,059)

(Increase)/Decrease in
Accounts receivable	2,044	483
Inventories	(798)	(863)
Prepaid expenses	(411)	(27)
Due from related parties	(3,756)	(4,675)
Other assets, current and long-term	4,335	(671)

Increase/(Decrease) in
Accounts payable	1,552	(1,035)
Accrued liabilities	5,693	(145)
Unearned revenue (including long-term)	(630)	(2,156)
Other liabilities, current and long-term	—	17,907
Net Cash provided by Operating Activities	71,371	83,190

Cash Flows from Investing Activities
Vessel acquisitions including advances for vessel acquisitions	(76,480)	(55,735)
Vessels under construction	(245,870)	(161,868)
Proceeds from sale of vessels	69,103	231,287
Net Cash (used in)/provided by Investing Activities	(253,247)	13,684

Cash Flows from Financing Activities
Proceeds from long-term debt	315,453	236,177
Payments of long-term debt	(43,809)	(231,627)
Dividends paid	(50,739)	(48,011)
Deferred finance costs	(1,465)	(870)
Deferred public offering costs	(113)	—
Decrease/(increase) of restricted cash	717	(39,203)
Net Cash provided by/(used in) Financing Activities	220,044	(83,534)

Net Increase/(Decrease) in Cash and Cash Equivalents	38,168	13,340
Cash and Cash Equivalents at beginning of period	63,495	43,075
Cash and Cash Equivalents at end of period	$101,663	$56,415

Supplementary Cash Flow information
Decrease in vessels’ values in respect of lease arrangements	$16,944	$—

 The accompanying notes are an integral part of these condensed financial statements.

1                                        Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos”), formerly Danaos Holdings Limited, was formed on December 7, 1998, under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005.  In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation.  Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders’ equity accounts as of December 31, 2006, by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $0.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares has been adjusted for all periods presented.

On October 6, 2006, the Company completed its initial public offering. The Company’s common stock listed on the New York Stock Exchange.  In this respect 10,250,000 shares of common stock at par value of $0.01 were issued for $21.00 per share. The net proceeds to the Company totaled $201.3 million.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, Danaos’s consolidated financial position as of June 30, 2008, the consolidated results of operations for the three and six months ended June 30, 2008 and 2007 and the consolidated cash flows for the six months ended June 30, 2008 and 2007. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’s Annual Report on Form 20-F for the year ended December 31, 2007. The results of operations for the three and six months ended June 30, 2008, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

The Company’s vessels operate worldwide, carrying containers for many of the world’s leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), Consolidation of Variable Interest Entities an Interpretation of ARB No. 51, if it determines that it is the primary beneficiary. The Company does not have any variable interest entities. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of June 30, 2008, Danaos included the vessel owning (including vessels under contract and/or construction) companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU
Deleas Shipping Ltd.	July 29, 1987	Montreal Senator	1984	2,130
Seasenator Shipping Ltd.	June 11, 1996	AL Rayyan	1989	3,908
Seacaravel Shipping Ltd.	June 11, 1996	YM Yantian	1989	3,908
Peninsula Maritime Inc.	June 10, 1997	MSC Eagle	1978	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	1991	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	1991	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	1991	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	1988	3,129
Tyron Enterprises S.A.	January 26, 1999	CMA CGM Passiflore	1986	3,039
Independence Navigation Inc.	October 9, 2002	CMA CGM Vanille	1986	3,045
Victory Shipholding Inc.	October 9, 2002	CMA CGM Lotus	1988	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	1992	4,651
Commodore Marine Inc.	April 14, 2003	MOL Affinity	1992	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	1977	3,101
Sederberg Maritime Inc.	June 11, 2003	Sederberg	1978	3,101
Containers Services Inc.	May 30, 2002	Maersk Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby	2004	4,253
Oceanew Shipping Ltd.	January 4, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	MSC Baltic	2004	8,468
Federal Marine Inc.	February 14, 2006	APL Confidence	1994	4,651
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Boxcarrier (No. 6) Corp.	June 27, 2006	Maersk Marathon	1991	4,814
Boxcarrier (No. 7) Corp.	June 27, 2006	Maersk Messologi	1991	4,814
Boxcarrier (No. 8) Corp.	November 16, 2006	Maersk Mytilini	1991	4,814
Auckland Marine Inc.	January 27, 2005	YM Colombo	2004	4,300
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200

1                                         Basis of Presentation and General Information (continued)

Company	Date of Incorporation	Vessel Name	Year Built		TEU
Vessels under construction
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	**	4,253
Channelview Marine Inc.	March 22, 2006	Hull No. 1671	2008	***	4,253
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	2008	****	4,253
Continent Marine Inc.	March 22, 2006	Hull No. 1673	2008	*****	4,253
Medsea Marine Inc.	May 8, 2006	Hull No. 1698	2009	*	4,253
Blacksea Marine Inc.	May 8, 2006	Hull No. 1699	2009	*	4,253
Boxcarrier (No. 1) Corp.	June 27, 2006	Hull No. S4001	2009	*	6,500
Boxcarrier (No. 2) Corp.	June 27, 2006	Hull No. S4002	2009	*	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	Hull No. S4003	2009	*	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	Hull No. S4004	2009	*	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	Hull No. S4005	2009	*	6,500
Teucarrier (No. 1) Corp.	January 31, 2007	Hull No. Z00001	2010	*	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	Hull No. Z00002	2010	*	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	Hull No. Z00003	2010	*	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	Hull No. Z00004	2010	*	8,530
Expresscarrier (No. 1) Corp.	March 5, 2007	Hull No. N-214	2009	*	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	Hull No. N-215	2010	*	6,500
Expresscarrier (No. 3) Corp.	March 5, 2007	Hull No. N-216	2010	*	6,500
Expresscarrier (No. 4) Corp.	March 5, 2007	Hull No. N-217	2010	*	6,500
Expresscarrier (No. 5) Corp.	March 5, 2007	Hull No. N-218	2010	*	6,500
CellContainer (No. 1) Corp.	March 23, 2007	Hull No. N-219	2009	*	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hull No. N-220	2010	*	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hull No. N-221	2010	*	3,400
CellContainer (No. 4) Corp.	March 23, 2007	Hull No. N-222	2010	*	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hull No. N-223	2010	*	3,400
Teucarrier (No. 5) Corp.	September 17, 2007	Hull No. H1022A	2010	*	8,530
Megacarrier (No. 1) Corp.	September 10, 2007	Hull No. S-456	2011	*	12,600
Megacarrier (No. 2) Corp.	September 10, 2007	Hull No. S-457	2011	*	12,600
Megacarrier (No. 3) Corp.	September 10, 2007	Hull No. S-458	2011	*	12,600
Megacarrier (No. 4) Corp.	September 10, 2007	Hull No. S-459	2011	*	12,600
Megacarrier (No. 5) Corp.	September 10, 2007	Hull No. S-460	2011	*	12,600
Cellcontainer (No. 6) Corp.	October 31, 2007	Hull No. S-461	2011	*	10,100
Cellcontainer (No. 7) Corp.	October 31, 2007	Hull No. S-462	2011	*	10,100
Cellcontainer (No.8) Corp.	October 31, 2007	Hull No. S-463	2011	*	10,100

*	Estimated completion date.
**	Delivered to the Company on July 4, 2008.
***	Scheduled to be delivered to the Company in September 2008.
****	Scheduled to be delivered to the Company in November 2008.
*****	Scheduled to be delivered to the Company in December 2008.

2    Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of Statement No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of Statement No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). This FSP defers the effective date of Statement No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of Statement No. 157 that were effective for Danaos Corporation for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement No. 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. Statement No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of Statement No. 157. The adoption of Statement No. 159 did not have an effect on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“Statement No. 141(R)”), which replaces FASB Statement No. 141. Statement No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Statement No. 141(R) is effective as the beginning of an entity’s fiscal year that begins after December 15, 2008, which will be the Company’s year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 141(R) on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51 (“Statement No. 160”). Statement No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  Statement No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (“Statement No. 161”). Statement No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of Statement No. 161 on the Company’s consolidated financial statements.

3    Restricted Cash

Restricted cash was comprised of the following (in thousands):

	As of June 30, 2008	As of December 31, 2007
Retention	$4,512	$4,557
Restricted deposits	40,950	41,622
Total	$45,462	$46,179

Restricted deposits represent cash collateral placed in two restricted accounts. Pursuant to guarantee facility agreements with HSH Nordbank and the Royal Bank of Scotland, the Company entered into agreements amounting to $148 million and $35.3 million, respectively. The restricted cash amount in HSH Nordbank and the Royal Bank of Scotland will be reduced accordingly so as to at all times represent 25% and 20% of the outstanding / guaranteed amount, respectively. Restricted cash was $45.5 million as of June 30, 2008.

4    Vessels

Vessels’ cost and accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2007	$1,213,855	$(197,247)	$1,016,608
Additions from continuing operations	423,192	(40,622)	382,570
Additions from discontinued operations	—	(471)	(471)
Disposals from continuing operations	(167,793)	34,279	(133,514)
Disposals from discontinued operations	(70,246)	16,827	(53,419)
Decrease in vessels’ values in respect of lease arrangements (a)	(29,269)	—	(29,269)
As of December 31, 2007	$1,369,739	$(187,234)	$1,182,505
Additions from continuing operations	93,424	(24,125)	69,299
Disposals from continuing operations	(64,805)	10,906	(53,899)
Decrease in vessels’ values in respect of lease arrangements (a)	(16,944)	—	(16,944)
As of June 30, 2008	$1,381,414	$(200,453)	$1,180,961

a)             Vessels with a cost of $373.4 million and net book value of $341.9 million on March 7, 2008, which were subject to certain leasing arrangements are explained in Note 9, Lease Arrangements.

I.                On February 11, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Progress, built in 1998 for $30.4 million.

II.            On March 18, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Highway, built in 1998 for $31.0 million.

III.        On March 20, 2008, the Company acquired a 2,200 TEU secondhand vessel Hyundai Bridge, built in 1998 for $31.0 million.

IV.       The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $191.6 million as of June 30, 2008. On July 1, 2007, the Company revised the residual value of the vessels taking into consideration the appreciation of steel prices during recent years. Such appreciation affected both the 10 year average and the five year average for the scrap in such a way that the Company also had to revise uniformly the scrap values on the basis of $300 per ton for all vessels.

5    Advances for Vessels under Construction

a)                                     Advances for vessels under construction were as follows (in thousands):

	As of June 30, 2008	As of December 31, 2007
Advance payments for vessels	$547,852	$546,859
Progress payments for vessels	402,307	175,500
Capitalized interest	41,245	23,175
Total	$991,404	$745,534

During the first half of 2008, the Company remitted the following installments:

1.               $31.9 million in relation to construction contracts with Samsung Heavy Industries Co. Ltd. for four containerships (the Zim Rio Grande, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, September 2008, November 2008 and December 2008, respectively.  The Company has agreed to charter each of these containerships under 12-year charters.

2.               $6.4 million in relation to construction contracts with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively.  The Company has agreed to charter each of these containerships under 12-year charters.

3.               $18.3 million in relation to a construction contract with Sungdong Shipbuilding & Marine Engineering Co. Ltd. for one containership (the HN S4001) of 6,500 TEU. The contract price of the vessel is $91.5 million. The expected delivery date is April 2009. The Company has agreed to charter the containership under a 12-year charter.

4.               $83.1 million in relation to construction contracts with Hyundai Samho Heavy Industries Co. Limited for five 12,600 TEU containerships (the HN S-456, the HN S-457, the HN S-458, the HN S-459 and the HN S-460). The contract price of each vessel is $166.2 million. The expected delivery dates are January 2011, March 2011, May 2011, June 2011 and August 2011, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

5.               $87.1 million in relation to construction contracts with Hyundai Samho Heavy Industries Co. Limited for three 10,100 TEU containerships (the HN S-461, the HN S-462 and the HN S-463). The contract price of each vessel is $145.2 million. The expected delivery dates are January 2011, February 2011 and March 2011, respectively. The Company has agreed to charter each of these containerships under 12-year charters.

b)             Advances for vessels under construction and transfers to vessels’ cost as of June 30, 2008 and December 31, 2007, were as follows (in thousands):

As of January 1, 2007	$193,016
Additions	696,752
Transfer to vessels’ cost	(144,234)
As of December 31, 2007	$745,534
Additions	245,870
As of June 30, 2008	$991,404

6    Deferred Charges

Deferred charges consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance Costs	Public Offering Costs	Total Deferred Charges
As of January 1, 2007	$8,315	$1,084	$—	$9,399
Additions from continuing operations	7,592	500	427	8,519
Written off amounts from continuing operations	(337)	(248)	—	(585)
Written off amounts from discontinued operations	—	(36)	—	(36)
Amortization from continuing operations	(6,113)	(164)	—	(6,277)
Amortization from discontinued operations	(103)	—	—	(103)
Written off due to sale of vessels from continuing operations	(240)	—	—	(240)
Written off due to sale of vessels from discontinued operations	(246)	—	—	(246)
As of December 31, 2007	$8,868	$1,136	$427	$10,431
Additions from continuing operations	6,256	1,465	113	7,834
Written off amounts from continuing operations	(181)	—	(128)	(309)
Amortization from continuing operations	(3,367)	(67)	—	(3,434)
Written off due to sale of vessels from continuing operations	(276)	—	—	(276)
As of June 30, 2008	$11,300	$2,534	$412	$14,246

7    Other Non-current Assets

Other non-current assets consisted of the following (in thousands):

	As of June 30, 2008	As of December 31, 2007
Fair value of swaps	$50	$—
Other non-current assets	115	333
Total	$165	$333

In respect of the fair value of swaps, refer to Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

8    Other Current and Non-current Liabilities

a)              Other current liabilities consisted of the following (in thousands):

	As of June 30, 2008	As of December 31, 2007
Fair value of forwards	$630	$1,402
Total	$630	$1,402

b)    Other long-term liabilities consisted of the following (in thousands):

	As of June 30, 2008	As of December 31, 2007
Fair value of swaps	$57,451	$55,307
Fair value of forwards	358	1,230
Total	$57,809	$56,537

In respect of the fair value of swaps and the fair value of forwards, refer to Note 11a, Financial Instruments – Cash Flow Interest Rate Swap Hedges and Note 11b, Financial Instruments – Fair Value Interest Rate Swap Hedges.

9    Lease Arrangements

During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 ½ years. The Company did not account for the transactions as sale and lease-backs because the consideration for the vessels was not under the Company’s control.  Accordingly, the vessels continued to be recognized in the Company’s books along with the external bank debt used to finance the initial acquisition. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and recognized this amount as a receivable in respect of the lease arrangements. The receivable balance was being reduced by the actual cash inflows over the 6 ½ year term. The discount rates used in the present value calculation ranged from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. As a result of a change in U.K. law enacted in 2006, the Company estimated that the cash benefits initially expected to be derived from this structure would eventually be paid back and, accordingly, reinstated the original book basis of the acquired vessels, recognized a liability for the net proceeds received by the Company reflecting periodic cash benefits received and recognized an incremental liability of $12.8 million, which was recorded as an expense. As a result of a restructuring in October 2007, the Company no longer expected to have to pay back any amounts previously evaluated due to the 2006 change in U.K. law. As a result, the Company expected to retain the cash benefits of $29.3 million received. Accordingly, the liability for cumulative net periodic distributions received in the form of cash benefits was reversed and recorded as a reduction of the book basis of the vessels.  In addition, the incremental liability of $12.8 million, which was recorded as expense in 2006, was reversed and recognized in earnings in 2007. On March 7, 2008, the Company exercised its right to arrange the sale of the vessels subject to the respective leasing arrangements to 100% owned subsidiaries of the Company, and realized an additional cash benefit of $16.9 million which was recorded as a further reduction of the book basis of the vessels.

10     Long-Term Debt

Long-term debt as of June 30, 2008, consisted of the following (in thousands):

Lender	As of June 30, 2008	Current portion	Long–term portion	As of December 31, 2007	Current portion	Long–term portion
The Royal Bank of Scotland	$598,613	$6,600	$592,013	$400,000	$—	$400,000
HSH Nordbank	43,000	4,000	39,000	45,000	4,000	41,000
The Export-Import Bank of Korea (“KEXIM”)	85,970	10,369	75,601	91,154	10,369	80,785
The Export-Import Bank of Korea (“KEXIM”) & FORTIS Bank	129,984	11,250	118,734	135,609	11,250	124,359
Deutsche Bank	43,440		43,440
Emporiki Bank of Greece S.A.	47,400	—	47,400	—	—	—
HSH Nordbank AG and Aegean Baltic Bank	675,000	—	675,000	680,000	—	680,000
Fair value hedged debt	4,518	—	4,518	4,783	—	4,783
Total	$1,627,925	$32,219	$1,595,706	$1,356,546	$25,619	$1,330,927

On February 15, 2008, the Company entered into a credit facility with Emporiki Bank of Greece S.A. for up to $156.8 million to finance part of the purchase price of the Hull No S4001 and the Hull No S4002.  As of June 30, 2008, $47.4 million was outstanding under this credit facility and $109.4 million of undrawn availability remained available to the Company for future borrowings. The credit facility will be repaid over a 12 year period, with two years’ grace period, in 20 equal consecutive semiannual installments of $4.25 million and a balloon payment of $71.8 million along with the final installment. The first installment will be payable on the earlier of the date falling 30 months from the delivery date of the second vessel mortgaged there under and December 31, 2011.

On May 30, 2008, the Company entered into a credit facility with Deutsche Bank for up to $180.0 million in relation to the acquisition of three 4,253 TEU containerships, the ZIM RIO GRANDE, the Hull No 1671 and the Hull No 1672. As of June 30, 2008, $43.4 million was outstanding under this credit facility and $136.6 million of undrawn availability remained available to the Company for future borrowings. The credit facility will be repaid in 32 consecutive quarterly installments of $2.5 million, with the first installment due on December 31, 2010 and a final balloon payment of $100.0 million along with the final installment.

11     Financial Instruments

a.     Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expenses from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“Statement No. 133”) in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps are being performed on a quarterly basis.  For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed, as of June 30, 2008 and December 31, 2007, were as follows (in thousands):

Counter- party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value June 30, 2008	Fair Value December 31, 2007
RBS	3/9/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	$(2,839)	$(2,702)
RBS	3/16/2007	3/20/2009	3/20/2014	$200,000	4.922	% p.a.	USD LIBOR 3M BBA	$(4,153)	$(4,274)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.855	% p.a.	USD LIBOR 3M BBA	$(2,335)	$(2,326)
RBS	11/28/2006	11/28/2008	11/28/2013	$100,000	4.875	% p.a.	USD LIBOR 3M BBA	$(2,425)	$(2,414)
RBS	12/1/2006	11/28/2008	11/28/2013	$100,000	4.78	% p.a.	USD LIBOR 3M BBA	$(1,997)	$(1,996)
HSH Nordbank	12/6/2006	12/8/2006	12/8/2009	$200,000	4.739	% p.a.	USD LIBOR 3M BBA	$(4,280)	$(3,388)
HSH Nordbank	12/6/2006	12/8/2009	12/8/2014	$400,000	4.855	% p.a.	USD LIBOR 3M BBA	$(3,015)	$(3,149)
CITI	4/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	$(9,209)	$(8,440)
CITI	4/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	$(3,592)	$(3,363)
RBS	9/13/2007	10/31/2007	10/31/2012	$500,000	4.745	% p.a.	USD LIBOR 3M BBA	$(13,028)	$(12,911)
RBS	9/13/2007	9/15/2009	9/15/2014	$200,000	4.9775	% p.a.	USD LIBOR 3M BBA	$(3,115)	$(3,220)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	$(968)	$(655)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	$(1,178)	$(864)
EUROBANK	12/6/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	$(1,138)	$825
EUROBANK	12/6/2007	12/10/2007	12/10/2010	$200,000	3.8925	% p.a.	USD LIBOR 3M BBA	$220	$153
CITI	10/23/2007	10/25/2009	10/27/2014	$250,000	4.9975	% p.a.	USD LIBOR 3M BBA	$(3,767)	$(3,854)
CITI	11/2/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	$(2,779)	$(2,027)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	$(591)	$(281)
CITI	1/8/2008	1/10/2008	1/10/2011	$300,000	3.57	% p.a.	USD LIBOR 3M BBA	$884	$—
CITI	2/7/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	$1,305	$—
EUROBANK	2/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	$552	$—

Total fair value								$(57,448)	$(54,886)

The total fair value change of the interest rate swaps for the period January 1, 2008 to June 30, 2008, amounted to $2.6 million, and is included in “Other comprehensive loss”. There was no ineffective portion for the period of the hedge.

b.            Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting its fixed rate loan facilities to floating rate debt with the following details (in thousands):

Counter- party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value June 30, 2008	Fair Value December 31, 2007
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835 % p.a.	$50	$(177)
RBS	11/15/2004	11/17/2004	2/11/2016	$62,342	5.0125	% p.a	USD LIBOR 3M BBA + 0.855 % p.a.	$(3)	$(244)

Total fair value								$47	$(421)

The total fair value change of the interest rate swaps for the period from January 1, 2008 until June 30, 2008, amounted to $0.5 million, and is included in the Statement of Income in “Gain on fair value of derivatives”. The related asset of $0.05 million is shown under “Other non-current assets” in the Balance Sheet. The total fair value change of the underlying hedged debt for the period from January 1, 2008 until June 30, 2008, amounted to $0.3 million and is included in the Statement of Income in “Gain on fair value of derivatives”.

c.                                      Foreign Currency Forward Contracts – Cash Flow Hedges

The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. pounds relating to certain lease arrangements as explained in Note 9, Lease Arrangements. Pursuant to the adoption of the Company’s risk management accounting policy, and after putting in place the formal documentation required by Statement No. 133 in order to designate these forwards as hedging instruments, as of June 30, 2006, these foreign exchange forwards qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps is being performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in shareholders’ equity, and recycled to the Statement of Income in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the Statement of Income immediately. The Company’s forward contracts ceased to qualify as hedging instruments under Statement No. 133 in October 2007 as a result of amendments to the leasing arrangements described in Note 9, Lease Arrangements. The total fair value change of the forward contracts for the period from January 1, 2008 until June 30, 2008, amounted to $0.3 million and forward contracts with fair value of $1.3 million expired and cash settled in April 2008. These are included in the Statement of Income in “Gain on fair value of derivatives”.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement No. 157. The Statement clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP 157-2, we will defer the adoption of Statement No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of Statement No. 157 did not have a material impact on our fair value measurements.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

	Fair Value Measurements as of June 30, 2008
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contracts	$50	$—	$50	$—
Total	$50	$—	$50	$—

	Fair Value Measurements as of June 30, 2008
Liabilities	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap contacts	$57,451	$—	$57,451	$—
Foreign currency forward contracts	$988	$—	$988	$—
Total	$58,439	$—	$58,439	$—

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

12          Commitments and Contingencies

Commitments

The Company, as of June 30, 2008 and December 31, 2007, had outstanding commitments of approximately $2,499.5 million and $2,726.3 million respectively for the construction of container vessels as follows:

Vessel	TEU	Contract Price	Outstanding Commitments as of June 30, 2008	Outstanding Commitments as of December 31, 2007
Zim Rio Grande	4,253	$63,800	$38,280	$44,660
Hull 1671	4,253	$63,800	$38,280	$51,040
Hull 1672	4,253	$63,800	$44,660	$51,040
Hull 1673	4,253	$63,800	$44,660	$51,040
Hull 1698	4,253	$63,800	$44,660	$51,040
Hull 1699	4,253	$63,800	$51,040	$51,040
Hull S4001	6,500	$91,500	$54,900	$73,200
Hull S4002	6,500	$91,500	$73,200	$73,200
Hull S4003	6,500	$91,500	$73,200	$73,200
Hull S4004	6,500	$91,500	$73,200	$73,200
Hull S4005	6,500	$91,500	$73,200	$73,200
Hull N-214	6,500	$99,000	$79,200	$79,200
Hull N-215	6,500	$99,000	$79,200	$79,200
Hull N-216	6,500	$99,000	$79,200	$79,200
Hull N-217	6,500	$99,000	$79,200	$79,200
Hull N-218	6,500	$99,000	$79,200	$79,200
Hull N-219	3,400	$55,880	$39,116	$39,116
Hull N-220	3,400	$55,880	$39,116	$39,116
Hull N-221	3,400	$55,880	$39,116	$39,116
Hull N-222	3,400	$55,880	$39,116	$39,116
Hull N-223	3,400	$55,880	$39,116	$39,116
Hull Z00001	8,530	$113,000	$90,400	$90,400
Hull Z00002	8,530	$113,000	$90,400	$90,400
Hull Z00003	8,530	$113,000	$90,400	$90,400
Hull Z00004	8,530	$113,000	$90,400	$90,400
Hull S-456	12,600	$166,166	$116,316	$132,933
Hull S-457	12,600	$166,166	$116,316	$132,933
Hull S-458	12,600	$166,166	$116,316	$132,933
Hull S-461	10,100	$145,240	$87,144	$116,192
Hull S-462	10,100	$145,240	$87,144	$116,192
Hull S-463	10,100	$145,240	$87,144	$116,192
Hull S-459	12,600	$166,166	$116,316	$132,933
Hull S-460	12,600	$166,166	$116,316	$132,933
Hull 1022A	8,530	$117,500	$94,000	$94,000
	243,468	$3,450,750	$2,499,472	$2,726,281

Contingencies

The Company entered into a guarantee facility agreement with HSH Nordbank on April 20, 2007, by which the Bank issued a performance guarantee for $148.0 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of four vessels. The guarantee amount will be decreasing as installments are being paid by the Company and is expected to go down to zero during the fourth quarter of 2009, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 25% of the guaranteed amount ($37.0 million) as cash collateral at inception. As the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 25% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with HSH Nordbank is $33.9 million in the period ended June 30, 2008.

The Company entered into a guarantee facility agreement with the Royal Bank of Scotland on October 3, 2007, by which the Bank issued a performance guarantee for $35.3 million, guaranteeing certain future payments to Shanghai Jiangnan Changxing Heavy Industry Company Ltd shipyard, regarding relevant shipbuilding contracts between the Company and the shipyard for the construction of one vessel. The guarantee amount will be decreasing as installments are being paid by the Company and are expected to go down to zero during the fourth quarter of 2009, when all of the installments that have been guaranteed are expected to have been remitted. For the issuance of the guarantee, the Company contributed 20% of the guaranteed amount ($7.1 million) as cash collateral at inception. Going forward, as the installments are paid, this cash collateral amount will be reduced accordingly so as to always represent 20% of the outstanding guaranteed amount. Restricted cash balance from the guarantee facility agreement with the Royal Bank of Scotland is $7.1 million in the period ended June 30, 2008.

During the second quarter of 2008, we recorded an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company’s results of operations, financial position and cash flows.

13   Sale of Vessels

The Gain on sale of vessels of $14.9 million for the period ended June 30, 2008, reflects the sale of APL Belgium, Winterberg and Maersk Constantia, as described below.

On January 15, 2008, the Company sold and delivered the APL Belgium to APL following the exercise of the purchase option APL had for this vessel. The sale consideration was $44.5 million. The Company realized a gain on this sale of $0.8 million.

On January 25, 2008, the Company sold the Winterberg resulting in a net gain of $4.8 million.

On May 20, 2008, the Company sold the Maersk Constantia resulting in a net gain of $9.3 million.

14   Stockholders’ Equity

The Company established the Directors Share Payment Plan (the “Plan”). The purpose of the Plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The Plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the Plan. Pursuant to the terms of the Plan, Directors may elect to receive in Common Stock all or a portion of their compensation. As of June 30, 2008, two directors elected to receive in Company shares 100% and 50% of their compensation, respectively.

On the last business day of the second quarter of 2008, rights to receive 1,065 shares were credited to each Director’s Share Payment Account. As of June 30, 2008, €23.4 thousand were reported in “Additional Paid-in Capital”. Following December 31 of each year, the Company will deliver to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year.

On January 23, 2008, the Company declared dividends amounting to $0.465 per common share for the fourth quarter of 2007, which resulted in an aggregate dividend of $25.4 million paid on February 14, 2008, to all shareholders of record as of January 30, 2008. On April 18, 2008, the Company declared a dividend amounting to $0.465 per common share for the first quarter of 2008, which resulted in an aggregate dividend of $25.4 million paid on May 14, 2008, to all shareholders of record as of April 30, 2008.

15   Comprehensive Income/(Loss)

Other Comprehensive income/(loss) for the six months ended June 30, 2008 and 2007, was $(7,287) and $34,956, respectively. The variable-rate interest on specific borrowings is associated with vessels under construction and is capitalized as a cost of the specific vessels. The amounts in accumulated comprehensive income/(loss) related to realized gain or losses on cash flow hedges that have been entered into in order to hedge the variability of that interest are classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset. Total comprehensive income/(loss) as of June 30, 2008 and June 30, 2007 was $57,972 and $87,910, respectively.

16   Discontinued Operations

From 2002 to 2007, the Company owned a number of drybulk carriers, chartering them to its customers (the “Drybulk Business”). In 2006, the Company sold one drybulk vessel to an unaffiliated purchaser for $27.5 million and in 2007, the Company sold all six (6) remaining drybulk vessels in its fleet to an unaffiliated purchaser, for aggregate consideration of $143.5 million. The Company determined that the Drybulk Business met the requirements of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (and related interpretations, including EITF Issue No. 03-13) and, accordingly, the Drybulk Business is reflected as discontinued operations in the Company’s consolidated statements of income for the periods presented. The Company allocated to discontinued operations zero interest expense and $0.4 million for the six months ended June 30, 2008 and June 30, 2007, respectively, based on actual interest incurred by each of the subsidiaries that owned the vessels that were disposed of. In the second quarter of 2008, we recorded an expense of $1.5 million following an unfavorable outcome of a lawsuit regarding the operation of one of our dry bulk vessels sold in May 2007.

The following table represents the revenues and net income from discontinued operations (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating revenues	$—	$5,548	$—	$6,516
Net Income/(loss)	$(1,527)	$76,460	$(1,522)	$92,177

The reclassification to discontinued operations had no effect on the Company’s previously reported consolidated net income. In addition to the condensed consolidated financial statements (unaudited) themselves, certain disclosures contained in Notes 4, Vessels and Note 6, Deferred Charges, have also been modified to reflect the effects of these reclassifications on those disclosures.

17   Subsequent Events

On July 25, 2008, the Board of Directors declared a dividend of $0.465 per common share for the second quarter of 2008 payable on August 20, 2008 to all shareholders of record as of August 6, 2008.

On July 4, 2008, the Company took delivery of the new-building 4,253 TEU vessel, the Zim Rio Grande. The vessel is time chartered out for 12 years to one of the world’s major liner companies.

On July 29, 2008, we, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, entered into a credit facility of $253.2 million with Fortis Bank, Lloyds TSB and National Bank of Greece in relation to the financing of vessels YM Colombo, YM Seattle, YM Vancouver and YM Singapore.